Exhibit 99.42

NexGen Intersects Off-Scale Mineralization 180m Southwest of Arrow

Deposit and the A2 High Grade Domain Continues to Expand

Vancouver, BC, March 30, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce results from eight angled holes from our on-going winter drilling program on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan.

Step-out drilling 180 m southwest along strike from the Arrow Deposit has intersected extensive mineralization including off-scale radioactivity (>10,000 cps). Hole AR-16-77c2 (see Figure 1), a follow up from hole AR-16-75 (see News Release dated March 15, 2016), intersected 109.5 m of total composite mineralization, including 2.3 m of off-scale radioactivity and encountered local concentrations of semi-massive pitchblende associated with extensive dravite alteration southwest along strike from the A4 shear, within an area that is untested. This newly discovered mineralized area will be the focus of immediate follow-up drilling. The footprint of Arrow has extended along strike by an additional 25 m to 865 m and laterally by 40 m to 275 m.

Additionally, drill holes in the area of the higher grade A2 sub-zone (the “Sub-Zone”) have continued to intersect intense uranium mineralization. Infill hole AR-16-76c3 and step-out hole AR-16-76c4 both intersected intense and widespread radioactivity in the Sub-Zone. Hole AR-16-76c4 represents an approximate 25 m down-dip expansion from the current A2 High Grade Domain, which has been defined by 26 drill holes and comprises an Inferred Mineral Resource estimate of 120.5 M lbs of U3O8 contained in 0.41 M tonnes of mineralization grading 13.26% U3O8. The A2 High Grade Domain is within the Arrow Deposit, which has a total Inferred Mineral Resource estimate of 201.9 M lbs of U3O8 contained in 3.48 M tonnes of mineralization grading 2.63% U3O8.

Highlights:

Southwest Extension:

•	AR-16-77c2 (180 m southwest step-out) intersected 109.5 m of total composite mineralization including 2.3 m of total composite off-scale radioactivity (>10,000 – 50,000 cps) within a 163.5 m section (615.5 to 779.0 m).

A2 Shear:

•	AR-16-76c3 (58 m up-dip and southwest from AR-15-44b) intersected 67.5 m of total composite mineralization including 24.35 m of total composite off-scale radioactivity (10,000 - >61,000 cps) within a 124.5 m section (470.5 to 595.0 m) in the Sub-Zone.

•	AR-16-76c4 (81 m down-dip and southwest of AR-15-44b) intersected 105.7 m of total composite mineralization including 20.85 m of total composite off-scale radioactivity (10,000 - >61,000 cps) within 171.5 m section (494.0 to 665.5 m) in the Sub-Zone.

Table 1: Higher Grade A2 Sub-Zone Drill Hole Comparison

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.50 m	42.00 m	86.00 m	143.00 m	135.60 m	73.50 m	62.50 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.40 m	5.90 m	14.30 m	17.75 m	30.25 m	15.70 m	4.40 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.50 m	3.00 m	3.85 m	10.60 m	7.75 m	5.20 m	2.50 m
Total Off-scale (>61,000 cps)[3] =	1.00 m	0.50 m	2.00 m	2.00 m	1.50 m	2.15 m	1.80 m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

2016	AR-16- 76c4	AR-16- 76c1[1]	AR-16- 76c3	AR-16- 63c1[2]	AR-16- 63c3[1]	AR-16- 74c1[1]	AR-16- 63c2[2]	AR-16- 64c3[1]	AR-16- 64c2[2]	AR-16- 64c1[2]	AR-16- 78c1[1]
Total composite mineralization =	105.7 m	73.50 m	67.5 m	55.50 m	147.00 m	88.00 m	138.00 m	102.00 m	76.00 m	74.0 m	64.00 m
Total Off-scale (>10,000 to 29,999 cps)[3] =	19.85 m	14.75 m	14.85 m	6.85 m	22.10 m	21.2 m	17.10 m	18.75 m	15.95 m	10.30 m	11.60 m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.00 m	2.75 m	5.00 m	0.50 m	3.00 m	1.15 m	9.90 m	2.50 m	4.70 m	3.70 m	3.00 m
Total Off-scale (>61,000 cps)[3] =	0.00 m	5.25 m	4.50 m	0.00 m	0.50 m	0.00 m	13.85 m	0.00 m	5.50 m	0.00 m	2.50 m
Continuous GT (Grade x Thickness) =	Assays Pending	Assays Pending	Assays Pending	203	Assays Pending	Assays Pending	638 and 604	Assays Pending	541	338	Assays Pending

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 865 m by 275 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 program comprising 30,000 m of drilling continues with six drill rigs active.

•	The Company remains on track for release of an updated NI 43-101 resource estimate on the Arrow deposit due in the second half of 2016

•	The Company has cash on hand of $33M.

Drill hole locations, the A2 Sub-Zone, A2 and A3 long sections, and the location of AR-16-77c2 are shown in Figures 1 to 5. Table 2 has a summary of the mineralized intervals.

Garrett Ainsworth, Vice-President, Exploration and Development, commented, “Hole AR-16-77c2 has intersected significant mineralization and alteration located 180 m southwest from the current Arrow resource model extent. The frequency and intensity of dravite breccias that we have observed in hole -77c2 are akin to what we see proximal to the higher grade A2 sub-zone, so undoubtedly we are excited to continue drilling wide spaced step-outs in this area of high potential for another high grade sub-zone.”

Leigh Curyer, Chief Executive Officer commented, “The two objectives of this winter’s drill program are clearly being exceeded. The team is very encouraged to be intersecting strong uranium mineralization 180 m to the southwest in the third hole drilled in this area. In parallel, the ongoing development of the A2 High Grade Domain continues to deliver strong intercepts of mineralization within and outside the existing A2 High Grade Domain and will be incorporated into an updated resource estimate in H2 2016.”

Figure 1: Arrow Drill Hole Locations

N
Arrow Deposit*
201.9 M lbs U3O8
3.48 M t at 2.63% U3O8 (Inferred)
Including
A2 High Grade Domain
120.5 M lbs U3O8
0.41 M t at 13.26% U3O8 (Inferred)
AR-16-78c3
AR-16-78c2
AR-16-74c4
AR-16-76c4
AR-16-76c3
AR-16-76c2
AR-16-71
AR-16-75
AR-16-77c2
AR-16-77c1
A2 - LS
A3 - LS
180 m
Arrow High Grade Core
300 m
Arrow Strike Length
865 m
NexGen Energy Ltd.
Arrow Zone
March 30, 2016
LEGEND
Mineralized Interval Above 500cps
2016 Drill Hole Collar Locations
Scale 1:5000
50 0 50 100 150 200
(meters)
NexGen Energy Ltd.

Figure 2: A2 Mineralized Shear Long Section (Close Up of Sub-Zone)

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m 57.0m >10,000 cps Anomalous Radioactivity
11.56% 56.5m % U3O8 Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
March 30, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
57c5
48c1
41
58c2
57c2
59c1
45b
3.94% 81.0m
57c4
2.48% 80.5m
and
9.72% 35.5m
57c3
64c1
78c1
54c1
22.75m 73.5m
48c2
6.97% 48.5m
7.39% 17.0m
7.03% 39.5m
63c1
59c2
76c1
4.51% 45.0m
17.1m 64.0m
5.42% 68.5m
58c1
62
6.35% 124.0m
49c2
78c2
43a
8.77% 69.0m
76c2
76c3
64c2
63c2
15.20% 42.0m
and
12.99% 46.5m
34b
24.35m 67.5m
63c3
25.6m 147.0m
11.15% 48.5m
78c3
59c4
51
76c4
48c3
44b
64c3
74c1
11.55% 56.5m
21.25m 102.0m
20.85m 105.7m
22.35m 87.5m
15
74c2
72c1
38
53c1
61c2
54c2
74c4
72c2
56c1
74c3
61c3
53c2
60c1
37
56c2
54c4
32

Figure 3:A2 Mineralized Shear Long Section

NexGen
Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m
57.0m
>10,000 cps
Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
*unknown
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
March 30, 2015
300m
400m
500m
600m
370 m
300 m
21a
57c1
49c1
48c1
41
57c5
57c2
58c2
59c1
45b
54c1
76c1
63c1
48c2
6.97%
48.5m
64c1
78c1
17.1m
64.0m
57c3
59c2
59c3
22.75m
73.5m
4.51%
45.0m
62
49c2
78c2
76c2
7.05m
56.0m
58c1
76c3
24.35m
67.5m
63c3
25.6m
147.0m
63c2
15.20%
42.0m
and
12.99%
46.5m
64c2
11.15%
48.5m
8.6m
57.5m
43a
34b
78c3
3.65m
97.5m
59c4
52
51
76c4
20.85m
105.7m
48c3
22.35m
87.5m
74c1
44b
64c3
21.25m
102.0m
15
71
61c1
74c2
5.15m
67.0m
38
72c1
10.7m
109.5m
55
61c2
54c2
74c4
4.55m
92.5m
56c1
53c1
72c2
9.15m
93.0m
74c3
2.5m
31.0m
61c3
0m
39.5m
59c5
0.29%
24.0m
53c2
60c1
54c4
56c2
39w1
39
54c3
56c3
53c3
60c2

Figure 4: A3 Mineralized Shear Long Section

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m
57.0m
>10,000 cps Anomalous Radioactivity
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20
0
20
40
60
*unknown
AZIMUTH = 57°
N
E
S
W
500m
600m
700m
800m
420 m
320 m
12
13
1.08%
18.25m
and
1.31%
11.85m
and
5.35%
4.6m
08
2.94%
6.2m
and
2.51%
10.0m
and
1.61%
8.4m
57c5
2.10%
3.0m
and
0.93%
8.5m
58c2
0.61%
9.5m
57c2
5.89%
29.5m
48c1
5.43%
24.0m
57c3
2.74%
50.5m
64c1
1.79%
6.0m
and
1.87%
11.0m
54c1
59c1
0.46%
6.5m
76c1
0m
26.5m
41
0.43%
84.0m
45b
59c2
49c2
58c1
59c3
13.17%
4.5m
71
0.8m
31.5m
61c1
3.57%
14.0m
and
1.04%
9.0m
48c3
59c4
0.56%
9.5m
43a
54c2
2.66%
14.5m
and
0.35%
33.0m
51
1.20%
25.0m
52
1.48%
18.0m
48c2
54c4
44b
61c2
8.52%
10.5m
and
6.30%
37.0m
74c4
4.6m
34.5m
59c6
2.85m
28.15m
59c5
1.10%
17.0m
and
0.69%
18.0m
61c3
0.3m
29.5m
55
56c1
12.06%
6.5m
and
1.14%
28.0m
56c2
1.58%
32.0m
and
14.83%
1.5m
53c1
39
2.27%
29.5m
39w1
0.72%
36.0m
60c2
2.49%
10.5m
54c3
53c3

NexGen Energy

Arrow Zone

Longitudinal Section - A3 Shear

March 30, 2016

Figure 5: Schematic Long Section of the Arrow Deposit and Hole AR-16-77c2

SW
NE
Unconformity
Arrow Deposit*
201.9 M lbs U3O8
3.48 M t at 2.63% U3O8
including
A2 High Grade Domain
120.5 M lbs U3O8
0.41 M t at 13.26% U3O8
(Inferred)
AR-16-77c2
2.3m of off-scale radioactivity
>10,000 - 50,000 cps
Semi-massive pitchblende
180m
OPEN
OPEN
OPEN
OPEN
250m
500m
750m
100m

Arrow Zone
Schematic Longitudinal Section
Resource Estimate - March 2016
Rook I Property

Athabasca Basin
Saskatchewan, Canada

A2 High Grade Domain
Other Lenses

NexGen Energy Ltd.

Table 2: Arrow Zone Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-16-74c4	144	-69	930.00	113.80	457.50	458.00	0.50	<500 - 750
					518.50	519.00	0.50	<500 - 510
					538.00	541.50	3.50	<500 - 3000
					545.50	546.00	0.50	<500 - 1400
					560.00	561.00	1.00	<500 - 8000
					563.50	567.50	4.00	<500 - 10000
					571.00	574.50	3.50	<500 - 820
					577.00	585.50	8.50	<500 - 1100
					591.50	592.00	0.50	<500 - 4200
					595.00	602.50	7.50	<500 - 60000
					605.50	609.00	3.50	<500 - 1500
					612.00	619.00	7.00	<500 - 23000
					625.00	661.00	36.00	<500 - 52000
					664.00	680.50	16.50	<500 - 14000
					687.00	687.50	0.50	<500 - 2100
					698.00	699.50	1.50	520 - 7400
					707.00	708.50	1.50	<500 - 14000
					715.50	717.00	1.50	<500 - 17000
					723.50	725.00	1.50	<500 - 18000
					729.00	734.00	5.00	<500 - 40000
					737.50	740.50	3.00	<500 - 23000
					743.50	744.50	1.00	520 - 1800
					749.50	754.00	4.50	<500 - 41000
					756.50	762.00	5.50	<500 - 40000
					769.00	769.50	0.50	<500 - 810
					774.50	775.00	0.50	<500 - 530
					807.00	814.50	7.50	<500 - 31000
					817.00	817.50	0.50	<500 - 10500
					860.50	867.00	6.50	<500 - 2400
					873.00	873.50	0.50	<500 - 650
					877.00	878.00	1.00	<500 - 730
					884.00	885.50	1.50	<500 - 24000
					891.50	897.50	6.00	<500 - 61000
AR-16-76c2	140	-70	609.00	114.95	435.00	437.00	2.00	<500 - 1100
					472.50	475.00	2.50	<500 - 22000
					484.50	500.50	16.00	<500 - 27000
					510.50	535.00	24.50	<500 - 61000

					538.50	540.00	1.50	<500 - 800
					588.00	594.00	6.00	<500 - 2500
					599.50	602.00	2.50	<500 - 870
AR-16-76c3	140	-70	606.00	114.95	470.50	478.50	8.00	<500 - 3700
					482.50	483.50	1.00	700 - 17000
					486.00	543.50	57.50	<500 - 61000
					586.50	587.00	0.50	<500 - 650
					594.50	595.00	0.50	<500 - 1100
AR-16-76c4	140	-70	668.00	114.95	494.00	496.50	2.50	<500 - 1200
					511.50	516.50	5.00	<500 - 2900
					540.50	569.50	29.00	<500 - 51000
					576.50	585.20	8.70	<500 - 58000
					587.50	607.00	19.50	<500 - 42000
					610.50	644.00	33.50	<500 - 61000
					647.50	649.50	2.00	<500 - 5000
					657.50	662.50	5.00	<500 - 2200
					665.00	665.50	0.50	<500 - 510
AR-16-77c1	139	-73	957.00	94.65	767.00	768.00	1.00	<500 - 2000
					776.00	776.50	0.50	<500 - 1100
					795.00	795.50	0.50	<500 - 510
					831.00	842.00	11.00	<500 - 1900
					847.50	848.00	0.50	<500 - 650
AR-16-77c2	139	-73	987.00	94.65	231.00	231.50	0.50	<500 - 950
					310.50	311.00	0.50	<500 - 850
					571.00	571.50	0.50	<500 - 3100
					615.00	636.00	21.00	<500 - 50000
					639.50	651.00	11.50	<500 - 3900
					663.00	669.00	6.00	<500 - 3500
					673.50	674.00	0.50	<500 - 1000
					678.00	686.00	8.00	<500 - 9600
					688.50	690.50	2.00	<500 - 3000
					694.00	704.00	10.00	<500 - 12000
					707.00	708.00	1.00	<500 - 2100
					717.50	730.00	12.50	<500 - 870
					740.50	742.00	1.50	<500 - 950
					753.00	758.50	5.50	<500 - 1100
					761.00	761.50	0.50	<500 - 650
					773.00	779.00	6.00	<500 - 1500
					800.00	802.50	2.50	<500 - 900
					806.00	817.50	11.50	<500 - 1700

					835.50	836.50	1.00	<500 - 1100
					845.50	847.50	2.00	<500 - 1000
					908.50	909.50	1.00	<500 - 890
					913.50	914.00	0.50	<500 - 650
					918.00	918.50	0.50	<500 - 530
					935.50	936.00	0.50	<500 - 520
					939.00	941.50	2.50	<500 - 1350
AR-16-78c2	138	-68	603.00	110.95	309.00	309.50	0.50	<500 - 510
					396.50	409.00	12.50	<500 - 1250
					412.50	415.50	3.00	<500 - 550
					427.50	433.50	6.00	<500 - 2500
					438.00	438.50	0.50	<500 - 650
					441.00	442.50	1.50	<500 - 3000
					445.00	448.00	3.00	<500 - 3100
					454.00	472.50	18.50	<500 - 61000
					488.00	500.00	12.00	<500 - 61000
					592.00	592.50	0.50	<500 - 900
AR-16-78c3	138	-68	630.00	110.95	371.50	379.50	8.00	<500 - 1200
					383.00	390.50	7.50	<500 - 2100
					394.50	401.50	7.00	<500 - 6000
					404.50	406.00	1.50	<500 - 1200
					419.50	420.00	0.50	<500 - 500
					438.00	442.00	4.00	<500 - 2100
					456.50	492.00	35.50	<500 - 61000
					518.00	520.00	2.00	<500 - 2400
					522.50	529.00	6.50	<500 - 61000
					532.00	533.00	1.00	<500 - 1300
					553.50	558.00	4.50	<500 - 1900
					563.00	565.00	2.00	650 - 6700
					576.50	581.50	5.00	<500 - 1000
					588.00	588.50	0.50	<500 - 700
					595.50	597.00	1.50	<500 - 950
					601.50	605.00	3.50	<500 - 900
					614.00	620.00	6.00	<500 - 1500
					625.00	625.50	0.50	<500 - 650
					628.50	629.00	0.50	<500 - 800

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release.

The mineral resource at the Arrow Deposit was completed by RPA Inc. and has an effective date of January 14, 2016. The mineral resource is reported at a cut-off grade of 0.25% U3O8. The cut-off is based on a long-term uranium price of USD$65/lb U3O8. The mineral resource is classified into the inferred category based on the CIM Definition Standards. For details regarding the geology and mineralization of the Arrow Deposit, the drilling, sampling and analytical procedures followed and the estimation methodology used in the preparation of the mineral resources, please refer to the Company’s Amended and Restated News Release dated March 3, 2016, which is available under the Company’s profile on the SEDAR website at www.sedar.com.

ARROW ZONE DRILLING

AR-16-74c4

Hole AR-16-74c4 was a directional hole that departed pilot hole AR-16-74c3 at a depth of 357.0 m. It tested the A2 shear 16 m up-dip and northeast of AR-15-56c1 (4.20% U3O8 over 11.0 m in the A2 shear) and the A3 shear 33 m up-dip and northeast of AR-15-56c1 (12.06% U3O8 over 6.5 m and 1.14% U3O8 over 28.0 m in the A3 shear). Directional drilling was initiated at 357.0 m. The A2 and A3 shears were both intersected at an inclination of -72°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 through A4 shears that was associated with veins, stringers, chemical solution fronts, worm-rock style, flecks and blebs of pitchblende. A total composite mineralization of 143.0 m including 9.9 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 440.0 m section (457.5 to 897.5 m). In the A2 shear, 92.5 m of total composite mineralization including 4.55 m of off- scale radioactivity was intersected. In the A3 shear, 34.5 m of total composite mineralization including 4.6 m of off-scale radioactivity was intersected. In the A4 shear, 15.5 m of composite mineralization including 0.75 m of off-scale radioactivity was intersected. The hole was terminated at 930.0 m.

AR-16-76c2

Hole AR-16-76c2 was a directional hole that departed pilot hole AR-16-76c1 at a depth of 281 m. It tested the A2 shear 24 m down-dip and southwest of AR-15-54c1 (7.03% U3O8 over 39.5 m in the A2 shear). Directional drilling was initiated at 291.0 m and the A2 shear was intersected at an inclination of -69°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 shear that was associated with semi-massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 33.0 m including 7.05 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 167.0 m section (435.0 to 602.0 m), all within the A2 shear. The hole was terminated at 609.0 m.

AR-16-76c3

Hole AR-16-76c3 was a directional hole that departed pilot hole AR-16-76c2 at a depth of 296.0 m. It tested the A2 shear 20 m down-dip and southwest of AR-15-58c1 (2.48% U3O8 over 80.5 m and 9.72% U3O8 over 35.5 m in the A2 shear). Directional drilling was initiated at 306.0 m and the A2 shear was intersected at an inclination of -68°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected extensive visible uranium mineralization within the higher grade sub-zone of the A2 shear that was associated with semi- massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 67.5 m including 24.35 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 124.5 m section (470.5 to 595.0 m), all within the A2 shear. The hole was terminated at 606.0 m.

AR-16-76c4

Hole AR-16-76c4 was a directional hole that departed pilot hole AR-16-76c3 at a depth of 310.0 m. It tested the A2 shear 34 m down-dip and southwest of AR-16-76c3 (24.35 m of off-scale radioactivity in the A2 shear, assays pending). Directional drilling was initiated at 438.0 m and the A2 shear was intersected at an inclination of -73°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected extensive visible uranium mineralization within the higher grade sub-zone of the A2 shear that was associated with semi-massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 105.7 m including 20.85 m of off-scale radioactivity (>10,000 - >61,000 cps) was intersected within a 171.5 m section (494.0 to 665.5 m). The hole was terminated at 668.0 m immediately following the A2 to avoid twinning a previous hole. It represents a significant step out on the A2 high grade domain.

AR-16-77c1

Hole AR-16-77c1 was a directional hole collared from surface at an angled orientation (-75°) to the southeast (140° azimuth). It was designed to test for the presence of mineralization 150 m up-dip from AR-15-75 and 165 m southwest of the Arrow Deposit. Directional drilling was initiated at 184.0 m. The A3 and A4 shears were intersected at inclinations of -76° and -77°, respectively.

The hole intersected moderately bleached Athabasca Group sandstones between 91.9 m and the unconformity at 94.6 m. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A4 shears). The hole successfully intersected anomalous radioactivity in the A3 and A4 shears that was associated with disseminated flecks of and fractured-controlled pitchblende in association with extensive and locally strong dravite alteration. A total composite mineralization of 13.5 m was intersected within an 81.0 m section (767.0 to 848.0 m). In the A3 shear 1.5 m of composite mineralization was intersected. In the A4 shear 12.0 m of composite mineralization was intersected. The hole was terminated at 957.0 m. It has successfully grown the strike length of Arrow to 865 m.

AR-16-77c2

Hole AR-16-77c2 was a directional hole that departed pilot hole AR-16-77c1 at a depth of 180.0 m. It was designed to test the A3 and A4 shear approximately 150 m up-dip from AR-16-75 and AR-16-77c1, southwest of the Arrow deposit. Directional drilling was initiated at 192.0 m. The A4 shear was intersected at an inclination of -72°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A1 through A4 shears). The hole successfully intersected weakly to strongly anomalous radioactivity in the A1 through A4 shears. A total composite mineralization of 109.5 m including 2.3 m of off-scale radioactivity (>10,000 to 50,000 cps) was intersected within a 700.5 m section (231.0 to 931.5 m). The bulk of the mineralization was intersected southwest along strike from the A4 shear where 86.0 m of total composite mineralization, and 2.3 m of off-scale radioactivity was drilled in close association with extensive and intense dravite alteration. In addition, intermittent mineralization and alteration continued southeast of the A4 shear where 22.0 m of total composite mineralization was intersected before the hole was terminated at 987.0 m. The hole represents a 180 m step-out southwest from the margin of the Arrow Deposit Inferred Mineral Resource, and has increased the width of Arrow to 275 m. The Company is very encouraged by both the strength of the mineralization and the intensity of the dravite alteration seen in the hole.

AR-16-78c2

Hole AR-16-78c2 was a directional hole that departed pilot hole AR-16-78c1 at a depth of 227.0 m. It tested the A2 shear 22 m down-dip and northeast of AR-15-49c2 (8.77% U3O8 over 69.0 m in the A2 shear). Directional drilling was initiated at 252.0 m and the A2 shear was intersected at an inclination of -71°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 shear that was associated with semi-massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 58.0 m including 8.60 m of off-scale radioactivity (>10,000 ->61,000 cps) was intersected within a 283.5 m section (309.0 to 592.5 m). The hole was terminated at 603.0 m.

AR-16-78c3

Hole AR-16-78c3 was a directional hole that departed pilot hole AR-16-78c2 at a depth of 252.0 m. It tested the A2 shear 21 m down-dip and northeast of AR-15-34b (2.20% U3O8 over 70.0 m in the A2 shear). Directional drilling was initiated at 264.0 m and the A2 shear was intersected at an inclination of -72°.

Since the hole departed the pilot hole below the unconformity, no Athabasca Group sandstones were intersected. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss and mylonite (the A2 shear). The hole successfully intersected weakly to strongly anomalous radioactivity in the A2 shear that was associated with semi-massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. A total composite mineralization of 97.5 m including 3.65 m of off-scale radioactivity (>10,000 ->61,000 cps) was intersected within a 257.5 m section (371.5 to 629.0 m). The hole was terminated at 630.0 m.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.